UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 27, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Salix Pharmaceuticals, Ltd.
File No. 000-23265- CF#22832

Salix Pharmaceuticals, Ltd. submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 13, 2005, as modified by the same contract refiled with fewer redactions as Exhibit 10.53 to a Form 8-K/A filed on March 26, 2009.

Based on representations by Salix Pharmaceuticals, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.53 to Form 8-K filed December 13, 2005 through November 14, 2010
Exhibit 10.53 to Form 8-K/A filed March 26, 2009 through November 14, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel